UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	HMS Income Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):	2800 Post Oak Boulevard, Suite 5000 Houston, Texas 77056-6118

Telephone Number (including area code):	(888) 220-6121

Name and Address of Agent For Service of Process:	Charles N. Hazen HMS Income Fund, Inc. 2800 Post Oak Boulevard, Suite 5000 Houston, Texas 77056-6118

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Houston and the state of Texas on the 12th day of December, 2011.

HMS INCOME FUND, INC.

By:	/s/ Charles N. Hazen
Name:	Charles N. Hazen
Title:	Chairman and Chief Executive Officer

Attest:	/s/ Ryan T. Sims
Name:	Ryan T. Sims
Title:	Chief Financial Officer